

Mail Stop 3720

January 12, 2012

Via E-mail
Mr. Alex Waldemar Zorning
Chief Financial Officer
Brasil Telecom S.A.
Rua General Polidoro, No. 99
5th floor/part-Botafogo
22280-001 Rio de Janeiro, RJ, Brazil

     Re: Brasil Telecom S.A.
           Form 20-F for the fiscal year ended December 31, 2010
           Filed May 2, 2011 and Amendment #1 Filed May 2, 2011
           File No. 001-15256

Dear Mr. Zorning:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Robert S. Littlepage for

     Larry Spirgel
     Assistant Director